Fifth Wall Acquisition Corp. III
6060 Center Drive
10th Floor
Los Angeles, California 90045

May 14, 2021

VIA EDGAR

Eric Envall

Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Fifth Wall Acquisition Corp. III
Acceleration Request for Registration Statement on Form S-1
File No. 333-255292

Requested Date:	May 18, 2021
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fifth Wall Acquisition Corp. III (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 18, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Debevoise & Plimpton LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Debevoise & Plimpton LLP by calling Steven J. Slutzky at (212) 909-6036. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Debevoise & Plimpton LLP, Attention: Steven J. Slutzky, by email at sjslutzky@debevoise.com.

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If you have any questions regarding this request, please contact Steven J. Slutzky of Debevoise & Plimpton LLP at (212) 909-6036.

Sincerely,

Fifth Wall Acquisition Corp. III

/s/ Brendan Wallace
Brendan Wallace
Chief Executive Officer

cc:	Steven J. Slutzky, Debevoise & Plimpton LLP

[Signature Page to Acceleration Request for Registration Statement on Form S-1]